SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2004

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F    x        Form 40-F ___

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ___     No    x

SIGNATURES
CONSOLIDATED FINANCIAL RESULTS
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
OPERATING SEGMENT INFORMATION
SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)

By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto
President

Date: July 29, 2004

Makita Corporation

Consolidated Financial Results
for the three months
ended June 30, 2004
(U.S. GAAP Financial Information)

(English translation of “ZAIMU/GYOSEKI NO GAIKYO”
originally issued in the Japanese language)

CONSOLIDATED FINANCIAL RESULTS

FOR THE THREE MONTHS ENDED JUNE 30, 2004

July 29, 2004

Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President

1.	Notes to consolidated financial statements for the three months ended June 30, 2004

(1)	Adoption of simplified accounting methods: None.

(2)	Accounting policy changes from the year ended March 31, 2004: None.

(3)	Change in scope of consolidation and equity method: None.

2.	Results of the three months ended June 30, 2004 (From April 1, 2004 to June 30, 2004)

(1)	CONSOLIDATED FINANCIAL RESULTS

	Yen (million)
	For the three months		For the three months		For the year ended
	ended June 30,		ended June 30,		March 31,
	2003		2004		2004
		%		%		%
Net sales	42,918	4.4	46,575	8.5	184,117	4.8
Operating income	3,023	7.4	10,451	245.7	14,696	17.9
Income before income taxes	3,308	104.3	10,933	230.5	16,170	74.0
Net income	1,415	128.2	6,847	383.9	7,691	14.4

	Yen
Net income per share:
Basic	9.69		47.59		53.16
Diluted	9.51		45.95		51.92

Note:	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

[Qualitative information on consolidated financial results]

     Net sales rose to 46,575 million yen, and 8.5% increase from the same period of the previous year. This increase was mainly due to strong sales in Europe and Asia that countered the effects of the appreciation of the yen against other currencies.

     Operating income amounted to 10,451 million yen, and increase of 3.5 times versus the same period of the previous year. This increase was principally owing to the improved cost efficiency following the shift of a portion of our manufacturing process to factories in China, and a gain of 4,441 million yen arising from the return of the substitutional portion of the Company’s National Welfare Pension fund to the government. Income before income taxes was 10,933 million yen, 3.3 times higher than for the same period of the previous year, and net income for the quarter amounted to 6,847 million yen, an increase of 4.8 times over the same period of the previous year.

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	1

(2)	CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of	As of	As of
	June 30, 2003	June 30, 2004	March 31, 2004
Total assets	280,040	280,500	278,116
Shareholders’ equity	186,342	203,796	193,348
Shareholders’ equity ratio to total assets (%)	66.5%	72.7%	69.5%

Yen
Shareholders’ equity per share	1,276.71	1,416.46	1,343.69

[CONSOLIDATED CASH FLOWS]

	Yen (million)
	For the three months	For the three months	For the year
	ended June 30,	ended June 30,	ended March 31,
	2003	2004	2004
Net cash provided by operating activities	3,334	1,752	28,941
Net cash used in investing activities	(211)	(101)	(17,262)
Net cash used in financing activities	(755)	(1,916)	(6,596)
Cash and cash equivalents, end of period.	22,254	24,892	24,576

[Qualitative information on consolidated cash flows]

     Total cash and cash equivalents (“cash”) at the end of period amounted to 24,892 million yen, up 316 million yen from the previous year.

     (Net Cash Provided by Operating Activities)

     Net cash provided by operating activities amounted to 1,752 million yen, down 1,582 million yen from the level for the same period of the previous year. Although net income increased for the period, this was more than offset by an increase in inventories and a decrease in income taxes payable.

     (Net Cash Used in Investing Activities)

     Net cash used in investing activities totaled 101 million yen, down 110 million yen from the same period of the previous year. Factors accounting for this decline included a reduction in capital investments and the sale of a warehouse of the Company’s plant in the United Kingdom.

     (Net Cash Used in Financing Activities)

     Net cash used in financing activities was 1,916 million yen, up 1,161 million yen from the same period of the previous year. This mainly reflected the payment of cash dividends.

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	2

(Ref.)

Revised outlook for consolidated performance during the interim period of fiscal 2005 (from April 1, 2004, to September 30, 2004)

			(Million yen, %)

		Income before
	Net sales	income taxes	Net income
Outlook announced previously (A)	92,400	13,500	7,500
Revised outlook (B)	94,500	15,500	9,600
Change (B-A)	2,100	2,000	2,100
Percentage revision	2.3%	14.8%	28.0%
Actual results for the interim period of the previous fiscal year (ended September 30, 2003)	91,757	9,894	4,981

Revised outlook for non-consolidated performance during the interim period of fiscal 2005 (from April 1, 2004, to September 30, 2004)

			(Million yen, %)

	Net sales	Ordinary profit	Net income
Outlook announced previously (A)	42,700	4,300	6,600
Revised outlook (B)	48,500	6,600	8,000
Change (B-A)	5,800	2,300	1,400
Percentage revision	13.6%	53.5%	21.2%
Actual results for the interim period of the previous fiscal year (ended September 30, 2003)	42,326	4,328	3,877

Revised outlook for consolidated performance during the fiscal 2005 (from April 1, 2004, to March 31, 2005)

			(Million yen, %)

		Income before
	Net sales	income taxes	Net income
Outlook announced previously (A)	185,000	23,000	12,800
Revised outlook (B)	188,000	26,000	16,000
Change (B-A)	3,000	3,000	3,200
Percentage revision	1.6%	13.0%	25.0%
Actual results for the previous fiscal year (ended March 31, 2004)	184,117	16,170	7,691

Note:   Net income per share for the fiscal year is projected to be 111.21 yen.

Revised outlook for non-consolidated performance during the fiscal 2005 (from April 1, 2004, to March 31, 2005)

			(Million yen, %)

	Net sales	Ordinary profit	Net income
Outlook announced previously (A)	86,500	8,300	9,000
Revised outlook (B)	88,500	9,800	9,700
Change (B-A)	2,000	1,500	700
Percentage revision	2.3%	18.1%	7.8%
Actual results for the previous fiscal year (ended March 31, 2004)	88,335	9,444	5,668

Note:   Net income per share for the fiscal year is projected to be 67.42 yen.

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	3

[Qualitative information about the forecast for the year ending March 31, 2005]

     The above performance forecast has primarily been adjusted from the prior forecast on April 28, 2004 because of a changed exchange rate assumption, 106 yen to US$1 and 131 yen to 1 Euro for the year ending March 31, 2005 (outlook announced previously: 105 yen to US$1 and 125 yen to 1 Euro). The above figures include a gain arising from the transfer to the government of the substitutional portion of the employees’ pension fund managed by the Company that was reported in the first quarter. This transfer is as follows:

Consolidated:	An increase to operating income of 4,441 million yen (outlook announced previously: approximately 4,200 million yen)
Non-consolidated:	An increase to extraordinary income of 6,375 million yen (outlook announced previously: approximately 6,300 million yen)

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	4

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31,	June 30,	Increase
	2004	2004	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	24,576	24,892	316
Time deposits	4,050	4,938	888
Marketable securities	63,990	62,568	(1,422)
Trade receivables-
Notes	2,254	2,571	317
Accounts	34,787	32,562	(2,225)
Less- Allowance for doubtful receivables	(1,346)	(1,416)	(70)
Inventories	54,326	58,127	3,801
Deferred income taxes	3,691	3,844	153
Prepaid expenses and other current assets	8,117	7,566	(551)

Total current assets	194,445	195,652	1,207

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	18,326	18,352	26
Buildings and improvements	50,648	50,953	305
Machinery and equipment	73,222	73,555	333

Less- Accumulated depreciation	(89,231)	(90,091)	(860)

	52,965	52,769	(196)

INVESTMENTS AND OTHER ASSETS:
Investment securities	22,139	22,128	(11)
Deferred income taxes	880	261	(619)
Other assets	7,687	9,690	2,003

	30,706	32,079	1,373

	278,116	280,500	2,384

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	5

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31,	June 30,	Increase
	2004	2004	(Decrease)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	14,128	14,382	254
Trade notes and accounts payable	15,351	16,419	1,068
Accrued payroll	7,168	5,556	(1,612)
Accrued expenses and other	3,830	4,010	180
Income taxes payable	6,093	3,156	(2,937)
Deferred income taxes	53	55	2

Total current liabilities	46,623	43,578	(3,045)

LONG-TERM LIABILITIES:
Long-term indebtedness	7,364	7,343	(21)
Club members’ deposits	13,045	12,759	(286)
Accrued retirement and termination benefits	15,905	5,505	(10,400)
Deferred income taxes	235	5,846	5,611
Other liabilities	342	390	48

	36,891	31,843	(5,048)

MINORITY INTERESTS	1,254	1,283	29

SHAREHOLDERS’ EQUITY:
Common stock	23,803	23,803	—
Additional paid-in capital	45,421	45,421	—
Legal reserve and retained earnings	144,488	149,464	4,976
Accumulated other comprehensive loss	(17,048)	(11,552)	5,496
Treasury stock, at cost	(3,316)	(3,340)	(24)

	193,348	203,796	10,448

	278,116	280,500	2,384

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	6

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the three		For the three				For the
	months ended		months ended				year ended
	June 30,		June 30,		Increase		March 31,
	2003		2004		(Decrease)		2004

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	42,918	100.0	46,575	100.0	3,657	8.5	184,117	100.0
Cost of sales	26,783	62.4	27,672	59.4	889	3.3	110,322	59.9

GROSS PROFIT	16,135	37.6	18,903	40.6	2,768	17.2	73,795	40.1
Selling, general, administrative and other expenses	13,112	30.6	8,452	18.2	(4,660)	(35.5)	59,099	32.1

OPERATING INCOME	3,023	7.0	10,451	22.4	7,428	245.7	14,696	8.0

OTHER INCOME (EXPENSES) :
Interest and dividend income	175	0.4	329	0.7	154	88.0	869	0.5
Interest expense	(150)	(0.3)	(159)	(0.3)	(9)	(6.0)	(605)	(0.3)
Exchange gains (losses) on foreign currency transactions, net	144	0.3	(82)	(0.2)	(226)	—	(202)	(0.1)
Realized gains on securities, net	22	0.1	208	0.4	186	845.5	555	0.3
Other, net	94	0.2	186	0.5	92	97.9	857	0.4

Total	285	0.7	482	1.1	197	69.1	1,474	0.8

INCOME BEFORE INCOME TAXES	3,308	7.7	10,933	23.5	7,625	230.5	16,170	8.8

PROVISION FOR INCOME TAXES	1,893	4.4	4,086	8.8	2,193	115.8	8,479	4.6

NET INCOME	1,415	3.3	6,847	14.7	5,432	383.9	7,691	4.2

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	7

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the three	For the three	For the
	months ended	months ended	year ended
	June 30,	June 30,	March 31,
	2003	2004	2004
Net cash provided by operating activities	3,334	1,752	28,941
Net cash used in investing activities	(211)	(101)	(17,262)
Net cash used in financing activities	(755)	(1,916)	(6,596)
Effect of exchange rate changes on cash and cash equivalents	(484)	581	(877)

Net change in cash and cash equivalents	1,884	316	4,206
Cash and cash equivalents, beginning of period	20,370	24,576	20,370

Cash and cash equivalents, end of period	22,254	24,892	24,576

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	8

OPERATING SEGMENT INFORMATION

For the three months ended June 30, 2003

	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	11,405	9,750	15,420	1,700	4,643	42,918	—	42,918
(2) Intersegment	9,041	832	1,299	4,937	17	16,126	(16,126)	—

Total	20,446	10,582	16,719	6,637	4,660	59,044	(16,126)	42,918

Operating expenses	19,240	10,916	15,307	6,020	4,463	55,946	(16,051)	39,895
Operating income	1,206	(334)	1,412	617	197	3,098	(75)	3,023

For the three months ended June 30, 2004

	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	12,441	8,904	17,833	1,974	5,423	46,575	—	46,575
(2) Intersegment	10,242	903	1,303	7,945	55	20,448	(20,448)	—

Total	22,683	9,807	19,136	9,919	5,478	67,023	(20,448)	46,575

Operating expenses	15,790	9,472	17,224	8,775	5,056	56,317	(20,193)	36,124
Operating income	6,893	335	1,912	1,144	422	10,706	(255)	10,451

For the year ended March 31, 2004

	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	48,413	41,699	67,110	6,612	20,283	184,117	—	184,117
(2) Intersegment	40,633	3,978	4,726	22,364	123	71,824	(71,824)	—

Total	89,046	45,677	71,836	28,976	20,406	255,941	(71,824)	184,117

Operating expenses	87,594	44,958	64,358	26,048	19,061	242,019	(72,598)	169,421
Operating income	1,452	719	7,478	2,928	1,345	13,922	774	14,696

Note:   Segment information is determined by the location of the Company and its relevant subsidiaries.

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	9

SUPPORT DOCUMENTATION (CONSOLIDATION)

1.	Consolidated results and forecast

	Yen (millions)
	For the three months			For the three months
	ended June 30,			ended June 30,
	2003			2004
	(Results)			(Results)
	(Amount)		(%)	(Amount)		(%)
Net sales	42,918		4.4	46,575		8.5
Domestic	9,061		(0.3)	8,896		(1.8)
Overseas	33,857		5.7	37,679		11.3
Operating income	3,023		7.4	10,451		245.7
Income before income taxes	3,308		104.3	10,933		230.5
Net income	1,415		128.2	6,847		383.9
Net income per share (Yen)		9.69			47.59
Employees		8,310			8,499

	Yen (millions)
	For the year			For the six months			For the year
	ended March 31,			ending September 30,			ending March 31,
	2004			2004			2005
	(Results)			(Forecast)			(Forecast)
	(Amount)		(%)	(Amount)		(%)	(Amount)		(%)
Net sales	184,117		4.8	94,500		3.0	188,000		2.1
Domestic	39,142		0.9	19,300		0.3	38,700		(1.1)
Overseas	144,975		6.0	75,200		3.7	149,300		3.0
Operating income	14,696		17.9	15,500		67.6	26,000		76.9
Income before income taxes	16,170		74.0	15,500		56.7	26,000		60.8
Net income	7,691		14.4	9,600		92.7	16,000		108.0
Net income per share (Yen)		53.16			66.72			111.21
Employees		8,433			—			—

Note:	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	10

2.	Consolidated net sales by geographic area

	Yen (millions)
	For the three		For the three		For the
	months ended		months ended		year ended
	June 30,		June 30,		March 31,
	2003		2004		2004
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	9,061	(0.3)	8,896	(1.8)	39,142	0.9
North America	9,720	(13.4)	8,937	(8.1)	41,853	(8.2)
Europe	15,345	20.8	17,676	15.2	66,369	15.1
Asia	3,657	9.9	4,883	33.5	14,245	3.4
Other regions	5,135	7.2	6,183	20.4	22,508	13.5
Total	42,918	4.4	46,575	8.5	184,117	4.8

Note: The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.

3.	Exchange rates

	Yen
	For the three	For the three	For the	For the
	months ended	months ended	year ended	year ended
	June 30,	June 30,	March 31,	March 31,
	2003	2004	2004	2005
	(Results)	(Results)	(Results)	(Forecast)
Yen/U.S. Dollar	118.49	109.63	113.19	106
Yen/Euro	134.66	132.15	132.65	131

4.	Sales growth in local currency basis (major countries)

For the three
months ended
June 30,
2004
(Results)
U.S.A.	(1.6%)
Germany	9.3%
U.K	15.0%
France	15.7%
China	11.5%
Australia	(5.3%)

5.	Production ratio (unit basis)

	For the three	For the three	For the
	months ended	months ended	year ended
	June 30,	June 30,	March 31,
	2003	2004	2004
	(Results)	(Results)	(Results)
Domestic	36.7%	31.5%	32.3%
Overseas	63.3%	68.5%	67.7%

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	11

6.	Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the three	For the three	For the year	For the year
	months ended	months ended	ended	ending
	June 30,	June 30,	March 31,	March 31,
	2003	2004	2004	2005
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	1,633	1,035	4,494	6,000
Depreciation and amortization	2,173	1,321	7,963	6,400
R&D cost	949	1,031	4,086	4,200

7.	Consolidated cash flow

	Yen (millions)
	For the three	For the three	For the year
	months ended	months ended	ended
	June 30,	June 30,	March 31,
	2003	2004	2004
	(Results)	(Results)	(Results)
Net cash provided by operating activities	3,334	1,752	28,941
Net cash used in investing activities	(211)	(101)	(17,262)
Net cash used in financing activities	(755)	(1,916)	(6,596)

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	12